SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of August, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Interim Results





                              Xenova Group plc

                   Xenova: Interim Results Announcement 2003

Slough, UK, 14th August, 2003 - Xenova Group plc (Nasdaq NM: XNVA; London Stock
Exchange: XEN) today announced its results for the six months ended 30 June
2003.


 Year to Date Highlights


  - Proposed acquisition of 100% of share capital of KS Biomedix: see separate announcement issued today


  - TA-CD: patient dosing begins in Phase IIa cocaine administration trial. Results of second Phase IIa study reported


  - XR5944: start of Phase I clinical trial of novel DNA targeting agent


  - TA-CIN/TA-HPV: clear clinical responses in a "prime-boost" Phase IIa clinical trial targeting HPV associated AGIN


  - Tariquidar (XR9576): Phase III Clinical Trials stopped. Review of clinical data continuing with QLT


  - Implementation of a cost saving reorganisation including both a headcount reduction and programme prioritisation


  - Vaccines of addiction (TA-NIC & TA-CD): buyout of residual interests from ImmuLogic


  - Signing of a two-year Manufacturing, Development and Clinical Supply Agreement with Pharmexa A/S


  - Revenue recognised in half year of GBP4.2m ($6.9m) (2002: GBP6.8m ($11.2m))


  - Cash, short-term deposits and investments GBP10.1m ($16.6m) at 30 June 2003 (2002: GBP15.1m ($24.9m))


David Oxlade, Chief Executive Officer, said: "The proposed acquisition of KS Biomedix, announced today, will lay the foundations for Xenova to become a broader-based European oncology business, with a stronger clinical portfolio. During the last quarter, we have moved rapidly to reduce costs and despite the cessation of Phase III trials of tariquidar, Xenova has continued to make good progress across the rest of its product pipeline."



Contacts:

UK:                                              US:

Xenova Group plc                                 Trout Group/BMC Communications

Tel: +44 (0)1753 706600                          Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer          Press: Brad Miles (Ext 17) Daniel Budwick (Ext 14)
Daniel Abrams, Group Finance Director            Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)
Jon Davies, Corporate Communications

Financial Dynamics

Tel: +44 (0)207 831 3113
David Yates/Ben Atwell


Notes to Editors


Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.



For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk


For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains
"forward-looking statements," including statements about the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Chairman's Statement


Our clinical portfolio now includes three Phase II and five Phase I drug candidates, plus an animal disease product in the equivalent of Phase I trials.
Following the termination of the Phase III studies of tariquidar, we have implemented an R&D reorganisation, which included both headcount reduction and programme prioritisation. As a result, Xenova will going forward, focus on its key later stage clinical development programmes. As already announced, these changes, mainly affecting the research functions in Cambridge and Slough, will result in a headcount of 66 (down from 107) by the end of Q3.


Whilst revenue in the period to 30 June 2003 fell to GBP4.2m ($6.9m) from GBP6.8m ($11.2m) in the same half in 2002, net operating expenses (excluding exceptional costs and goodwill amortisation) were reduced to GBP10.0m ($16.4m) from GBP10.4m ($17.2m) reflecting the initial savings from our re-organisation activity announced in Q4 2002.



Product Pipeline Update - Clinical Trials


Cancer - tariquidar Multi-drug resistance (MDR) programme

In June 2002, tariquidar entered two pivotal Phase III clinical trials as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) patients. The double-blind, randomised, placebo-controlled trials were being carried out by Xenova's development partner
QLT Inc. on patients with stage IIIb/IV NSCLC at centres located throughout
North America and Europe.  Tariquidar was granted fast track status by the US
Food and Drug Administration (FDA) in October 2002.


On 21 February 2003, QLT announced that enrolment of additional patients in the ongoing Phase III studies of tariquidar was being suspended pending the completion of the planned interim safety and efficacy analysis by an independent
Data and Safety Monitoring Committee (DSMC). On 12 May 2003, QLT announced that the Phase III trials would be stopped following a recommendation from the DSMC, which had just completed the unblinded interim review of the data for the two ongoing trials. This recommendation was immediately implemented and Phase III trials stopped. At the time of the announcement it was stated that a detailed review of the unblinded clinical data on the patients in the Phase III trials would occur, and that decisions concerning the further development of tariquidar in oncology would be made by QLT Inc and Xenova following this review. The evaluation is continuing and the analysis of P-glycoprotein expression in the lung cancer studies is still pending.


Data from the 304 patients already enrolled in this study represent the largest collection of efficacy and safety data from a randomised, placebo-controlled study of a third generation P-gp inhibitor, and may offer valuable insight into the potential for tariquidar in NSCLC or other indications.


On 23 July 2003, QLT announced that enrolment in the Phase IIb trial for patients with chemo-refractory breast cancer, which is being carried out at the MD Anderson Centre, Texas, had been sufficiently completed at 17 patients.
Preliminary data on the first 11 patients was presented in a poster at this year's ASCO meeting. To date, one patient has experienced a partial response after tariquidar was used as an adjunctive treatment to the chemotherapy to which the patient had not been previously responding. In addition to the partial response, three patients have shown stable disease after the second cycle of treatment and one continues to be stable at the end of cycle four. QLT will not be enrolling new patients in this trial.


Cancer - Therapeutic Vaccines

Xenova continues to progress its development of therapeutic vaccines for cancer.
On 14 April 2003, the Company announced the results of an open label, physician-sponsored Phase II 'prime-boost' study, targeting the treatment of human papillomavirus (HPV) associated ano-genital intraepithelial neoplasia
(AGIN) using a combination of Xenova's TA-CIN and TA-HPV candidate therapeutic vaccines.


TA-HPV is an immunotherapeutic vaccine, which is being developed for use alongside surgery in the treatment of cervical cancer and for the treatment of high-grade AGIN. TA-CIN is a recombinant fusion protein, designed as a treatment for women with cervical dysplasia. Pre-clinical studies, conducted by Xenova in conjunction with scientists at Leiden University Medical Centre, The
Netherlands, demonstrated that use of TA-CIN together with TA-HPV resulted in an immune response that was significantly greater than that observed with either product alone.


The Phase II 'prime-boost' study began in October 2001, and was carried out on 29 patients at three centres in the UK. The results of this study indicated that a prime boost strategy, using a combination of Xenova's TA-CIN and TA-HPV candidate therapeutic vaccines, was both safe and well tolerated and demonstrated clear clinical responses, even in women with long-standing disease.
Of the 26 patients meeting the entry requirements of the study, 15 (58%) showed evidence of symptomatic improvement, one (4%) had a complete response
(confirmed by histological examination and viral clearance) and in addition, five (19%) showed a partial response (defined as a lesion area reduction of 50% or greater), for an overall response rate in this study of 23%. Five patients
(19%) were HPV16 negative at the end of the study. Assessment of clinical and immunological responses is ongoing and additional follow-up visits are planned to see whether patients with a partial response go on to complete response. The responses seen during the initial stages of the immunisation regimen were particularly encouraging, and indicated that further development is warranted.


Cancer - Novel DNA Targeting Agents

Xenova is also making strong progress with its Novel DNA Targeting agents, which
have been developed for the treatment of solid tumours.   On 3 July 2003, Xenova
announced the start of a Phase I clinical trial of XR5944, the second of three novel DNA targeting agents that are the subject of a licence agreement with
Millennium Pharmaceuticals Inc.  The first of these compounds XR11576, entered
Phase I clinical trials in February 2002.  The third, XR11612 is still in preclinical development.


The XR5944 Phase I clinical trial is an open label, dose-escalation study in adult patients with advanced solid tumours to evaluate the safety and tolerability, as well as pharmacokinetic properties of XR5944. The study is being conducted at three centres in the United Kingdom and will include approximately 40 patients.



In preclinical studies, XR5944 has demonstrated a high level of anti-tumour activity, both in vitro and in vivo, against a number of human tumour models.
In human tumour xenograft models, treatment with XR5944 caused both partial and complete regression of large established tumours. Recent data published in the Proceedings for the 2003 Annual Meeting of the American Association for Cancer
Research, suggest that XR5944 acts through a novel mechanism of action distinct from other current cytotoxic agents. Further exploration into the mechanism of action of XR5944 is ongoing.



Vaccines of Addiction

On 15 January 2003, Xenova announced that it had reached an agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust ("ImmuLogic") to buy out all remaining ImmuLogic rights to future milestone and royalty payments relating to two of Xenova's development stage vaccine programmes, TA-CD and TA-NIC. Under the terms of the agreement, ImmuLogic waived the rights to all future payments from Xenova relating to the two vaccine programmes in return for a payment of US$1m. In order to fund the buyout of ImmuLogic's interests, Xenova raised
GBP680,000 (before expenses) through the placing for cash of 1,766,235 new ordinary shares of 10 pence each.



TA-CD represents a completely new approach to the treatment of cocaine addiction by way of immune intervention and it is intended for use alongside a behavioural therapy programme in patients who are trying actively to overcome their cocaine addiction.



The objective of vaccination with TA-CD is to reduce the euphoria obtained by the individual, thus diminishing the reinforcing effects of cocaine and increasing the likelihood of a successful attempt to quit. Currently, there is no effective pharmacotherapy available for the approximately 900,000 individuals in the USA each year who seek medical help with respect to their cocaine addiction.



The start of a Phase IIa cocaine administration trial was announced on 14 April
2003. The ten-patient open label trial is being conducted in the United States and is designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine administration. Cocaine-dependent volunteers, specifically selected from those not seeking to quit, undergo psychological and physiological assessments whilst cocaine is administered under laboratory conditions. The effect of TA-CD is determined by comparing findings from before and after a four-dose immunisation course.



The results of a second Phase IIa dose escalation trial were reported on 17 June
2003. This study, which started in April 2002, was designed to evaluate the safety and immunogenicity of TA-CD using 4 or 5 dose vaccination schedules. The trial involved the enrolment of 13 subjects, all of whom were cocaine abusers seeking help with their addiction at the start of the trial. Patients were treated with up to five injections of the vaccine over a twelve week period using doses up to 360 (micro)g each. Of the thirteen enrolled, twelve subjects completed the 12 month evaluation period to assess safety, immune response and cocaine usage.



As for the previous study, the results showed the vaccine to be safe and well tolerated with a dose-related immune response. Of those 16 patients in the two
Phase IIa studies who used cocaine at any time following vaccination, 14 reported a reduction of the usual euphoric effect normally associated with cocaine use, providing further anecdotal evidence of the vaccine's proposed mode of action.



The TA-CD investigations were funded in part by the National Institute on Drug
Abuse (NIDA) who recognises cocaine abuse to be a major problem in the U.S. NIDA has also supported earlier clinical work as part of this program.



Other Programmes

Research and development continued throughout this half year for the Group's other programmes. However, the R&D reorganisation that followed the termination of the Phase III clinical trials of tariquidar has included a head-count reduction and programme prioritisation and means that Xenova will, going forward, focus on its key clinical development programmes.



Contract Manufacture

On 5 June 2003, Xenova announced the signing of a two-year Manufacturing, Development and Clinical Supply Agreement with Pharmexa A/S (CSE: PHARMX) for the contract manufacture of clinical supplies of a vaccine targeting the human
HER-2 protein. Manufacture will take place at Xenova's Clinical Trial
Manufacturing Facility in Cambridge.



The HER-2 protein is commonly found in association with several cancers, such as breast cancer. Pharmexa has developed the AutoVacTM Protein technology to raise a highly specific controllable antibody based immune response against this and other self-proteins. Pre-clinical studies indicate that AutoVacTM vaccination against the HER-2 protein may be an effective therapy against breast cancer.



Xenova has already supplied Pharmexa with clinical trial material under a previous agreement. Under this new agreement, additional supplies of the vaccine will be manufactured by Xenova for Pharmexa's Phase II clinical trials scheduled to begin in 2004.




Changes to the Xenova Board


On 13 August 2003, Research Director and Chief Scientific Officer Michael Moore, and Medical Director, John St Clair Roberts resigned from the Company and the
Xenova Board. Dr Moore will be taking up a position as CEO of a new enterprise, whilst Dr St Clair Roberts will be joining Microscience as Medical Director.


The Board wishes Michael and John every success in the future and thanks them both for the considerable contributions they have made to Xenova.


Financial Summary


Operating Performance


In the six months to 30 June 2003, Xenova's revenues from licensing agreements, strategic partnerships and manufacturing outsourcing were GBP4.2m ($6.9m) (2002:
GBP6.8m ($11.2m)).


In accordance with Xenova's revenue recognition policy, of the GBP6.9m ($11.4m) received from QLT in 2001 as part of the tariquidar licensing agreement, GBP1.0m
($1.7m) was included in the six months to 30 June 2003,  with a further  GBP2.8m
($4.7m) being deferred to future periods. Following the payment of the first milestone of GBP0.7m ($1.2m) in the period, in respect of the OX40 program with Genentech, GBP0.5m ($0.8m) (2002: GBP0.3m ($0.5m)) of the total upfront licence fee and milestone of GBP3.5m ($5.8m) has been recognised in this half year, with a further GBP2.1m ($3.5m) being deferred to future periods. Contract development revenue of GBP2.1m ($3.5m) (2002: GBPnil) was recognised in the half year in respect of the ongoing Millennium collaboration on the novel DNA targeting agents. Other revenue included GBP0.6m ($0.9m) (2002: GBP0.4m ($0.7m)) in respect of ongoing contract vaccine manufacturing.


Net operating expenses in the period to 30 June 2003 were GBP12.6m ($20.7m).
Excluding the exceptional reorganisation costs of GBP2.0m ($3.4m), the net operating expenses in the period to 30 June 2003 of GBP10.6m ($17.4m) fell slightly compared to the same period in 2002 (GBP11.0m ($18.1m)). This was as a result of the initial cost savings from the reorganisation announced at the end of 2002.

Total research and  development  expenditure  for the six months to 30 June 2003 was  GBP8.1m  ($13.4m),  broadly in line with the same  period in 2002  (GBP8.4m
($13.9m)).  The  development  costs under the  Millennium  licence  agreement of
GBP2.1m ($3.5m) have been recovered.  Other  expenditure was incurred in respect of the Vaccines of Addiction  programme;  including the completion of a Phase II
dose   escalation   study  with  TA-CD,   the  start  of  a  Phase  IIa  cocaine
administration trial with TA-CD, and completion of a Phase I study in TA-NIC.


Total  administrative  expenditure for the six months to 30 June 2003 of GBP4.7m
($7.7m)  (2002:   GBP2.8m  ($4.7m))  included  GBP2.0m  ($3.4m)  in  respect  of exceptional  reorganisation  costs and  GBP0.6m  ($1.0m) in respect of  goodwill amortisation. Administrative expenses, excluding both exceptional reorganisation expenses and the amortisation of goodwill,  were GBP2.0m ($3.4m) which reflected cost savings made since 2002 (2002:  GBP2.3m ($3.7m)).  The subletting of excess facility  space  further  reduced net expenses in the period by GBP0.2m  ($0.3m)
(2002: GBP0.3m ($0.5m)).


Of the  total  administrative  expenses  for the  six  months  to 30  June  2003 amounting to GBP4.7m ($7.7m), GBP0.6m ($1.0m) relates to the amortisation,  over a 10-year  period,  of the  goodwill  in  respect of the  acquisition  of Cantab
Pharmaceuticals plc in 2001.


Following the announcement of the cessation of Phase III trials of tariquidar, the Group has undertaken a further cost saving reorganisation, which included a headcount reduction and project prioritisation.


Included in administrative expenses, within exceptional reorganisation costs, is GBP2.0m ($3.3m) (2002: GBPnil) in respect of severance payments and a vacant leasehold provision. As a result of the above reorganisation, surplus facilities have become available at the main Cambridge site. The Group is currently in confidential negotiations to sublet or surrender the remaining 20 year lease on this property. The charge made reflects a vacant leasehold provision which has been calculated based upon management's expectations of future subletting opportunities and surrender payments, discounted at a rate of 4% per annum.


Cash outflow before financing and movements in liquid resources in the six months to 30 June 2003 of GBP9.9m ($16.4m) has increased from 2002 (GBP7.3m
($12.0m))  primarily  due to severance  payments made in 2003 in respect of both
2002 and 2003 reorganisations of GBP1.0m ($1.7m), the GBP0.7m ($1.2m) payment made to buyout the residual ImmuLogic interests in respect of the TA-NIC and TA-CD programs and the payment of expenses in respect of the novel DNA targeting programme of GBP1.0m ($1.7m) for which the cash was already received from Millennium in December 2002.


The company continues to explore licensing opportunities to maximise value for shareholders and reduce cash outflow.


The net loss per share in the six months to 30 June 2003 was 4.5p (2002: 3.3p).


Treasury


Cash,  short-term  deposits and  investments  at 30 June 2003 totalled  GBP10.1m
($16.6m) (2002:  GBP15.1m ($24.9m)).  Of this balance,  cash was GBP0.4m ($0.7m)
and short-term  deposits and investments  were GBP9.7m  ($15.9m) at 30 June 2003
(2002:  cash  GBP2.4m  ($4.0m),  short-term  deposits and  investments  GBP12.7m
($20.9m)).


Included in short-term deposits and investments is an investment in Cubist
Pharmaceuticals Inc., which at 30 June 2003 is valued at GBP0.6m ($1.0m) (2002:
GBP0.5m ($0.8m)).


Share capital


The number of shares in issue stood at 174.5 million as at 30 June 2003 (2002:
139.1 million).


The Directors do not propose an interim dividend for 2003 (2002: nil).
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


Consolidated Profit and Loss Account (unaudited) for the six months ended 30 June 2003

                                                           Unaudited    Unaudited     Unaudited       Audited
                                                          Six months   Six months    Six months          Year
                                                               ended        ended         ended         ended
                                                             30 June      30 June       30 June   31 December
                                                                2003         2003          2002          2002

                                                                $000       GBP000        GBP000        GBP000
                                                 Notes
                                                               _____        _____         _____
                                                                                                        _____

Turnover (including share of joint venture)                    6,861        4,158         6,914        12,701
    Less: share of joint venture revenue                         (8)          (5)         (151)         (457)

                                                               _____        _____         _____         _____
Turnover                                                       6,853        4,153         6,763        12,244

Operating expenses
Research and development costs                              (13,373)      (8,104)       (8,424)      (17,657)

                                                               _____        _____         _____         _____

    Administrative expenses                                  (3,356)      (2,034)       (2,255)       (4,339)
    Administrative expenses: exceptional             2       (3,360)      (2,036)             -       (3,821)
    reorganisation costs
    Administrative expenses: amortisation of                   (964)        (584)         (586)       (1,168)
    goodwill
                                                               _____        _____         _____         _____
Total administrative expenses                                (7,680)      (4,654)       (2,841)       (9,328)

Other operating income                                           327          198           273           463

Total net operating expenses                                (20,726)     (12,560)      (10,992)      (26,522)

                                                               _____        _____         _____         _____

Group operating loss                                        (13,873)      (8,407)       (4,229)      (14,278)


Share of operating (loss)/profit of joint                      (188)        (114)            35           169
venture
                                                               _____        _____         _____         _____

Total operating loss: Group and share of
joint venture                                               (14,061)      (8,521)       (4,194)      (14,109)


Interest (net)                                                   433          262           332           615
Share of interest of joint venture                                 5            3             5            11
Amounts written back/(off) on investments            3           207          126       (1,637)       (1,730)

                                                               _____        _____         _____         _____

Loss on ordinary activities before taxation                 (13,416)      (8,130)       (5,494)      (15,213)

Tax on loss on ordinary activities                   4           506          307           871         2,011

                                                               _____        _____         _____         _____


Loss on ordinary activities after taxation           5      (12,910)      (7,823)       (4,623)      (13,202)

                                                               _____        _____         _____         _____


Loss per share (basic and diluted)                            (7.4c)       (4.5p)        (3.3p)        (9.0p)

Shares used in computing net loss per share                  174,534      174,534       139,057       147,484
(thousands)
                                                               _____        _____         _____         _____


US Dollar amounts have been translated at the closing rate on 30 June 2003
(GBP1.00: $1.6502) solely for information.



Statement of Total Recognised Gains and Losses (unaudited) for the six months ended 30 June 2003


                                                        Unaudited     Unaudited    Unaudited       Audited
                                                       Six months    Six months   Six months         Year
                                                            ended         ended        ended         ended
                                                          30 June       30 June      30 June   31 December
                                                             2003          2003         2002          2002

                                                             $000        GBP000       GBP000        GBP000
                                                            _____         _____        _____         _____

Loss attributable to Xenova Group plc                    (12,738)       (7,719)      (4,663)      (13,361)
(Loss)/profit attributable to joint venture                 (172)         (104)           40           159

                                                            _____         _____        _____         _____
                                                         (12,910)       (7,823)      (4,623)      (13,202)

Translation difference                                        (3)           (2)          (1)           (1)

                                                            _____         _____        _____         _____
Total recognised gains and losses in the                 (12,913)       (7,825)      (4,624)      (13,203)
period
                                                            _____         _____        _____         _____


US Dollar amounts have been translated at the closing rate on 30 June 2003
(GBP1.00: $1.6502) solely for information.


Consolidated Balance Sheet (unaudited)
as at 30 June 2003


                                                         Unaudited     Unaudited     Unaudited       Audited
                                                             As at         As at         As at         As at
                                                           30 June       30 June       30 June   31 December
                                                              2003          2003          2002          2002

                                               Notes          $000        GBP000        GBP000        GBP000

                                                             _____         _____         _____         _____

Fixed assets
   Intangible assets                                        15,912         9,642        10,214         9,630
   Tangible assets                                           8,467         5,131         9,053         5,492

   Investment in joint venture:
     Share of gross assets                                     227           138           418           194
     Share of gross liabilities                              (191)         (116)         (440)          (67)
     Goodwill arising on acquisition                             -             -            28             -

                                                             _____         _____         _____         _____
                                                                36            22             6           127
                                                             _____         _____         _____         _____

                                                            24,415        14,795        19,273        15,249
Current assets

   Debtors                                                   5,974         3,620         4,506         3,164
   Short-term deposits and investments                      15,924         9,650        12,650        16,585
   Cash at bank and in hand                                    708           429         2,419         2,632

                                                             _____         _____         _____         _____
                                                            22,606        13,699        19,575        22,381

Creditors: amounts falling due within one          7      (13,482)       (8,170)      (13,386)      (11,108)
year
                                                             _____         _____         _____         _____

Net current assets                                           9,124         5,529         6,189        11,273


Total assets less current liabilities                       33,539        20,324        25,462        26,522


Creditors: amounts falling due after more                        -             -         (212)             -
than one year

Provisions for liabilities and charges             2       (1,515)         (918)          (13)          (12)
                                                             _____         _____         _____         _____


Total net assets                                            32,024        19,406        25,237        26,510

                                                             _____         _____         _____         _____

Capital and reserves


Called up share capital                                     28,803        17,454        13,906        17,277
Share premium account                                      133,387        80,831        73,872        80,338
Merger reserve                                              44,915        27,218        27,218        27,218
Other reserves                                              29,542        17,902        17,902        17,902
Profit and loss account                                  (204,623)     (123,999)     (107,661)     (116,225)

                                                             _____         _____         _____         _____

Shareholders' funds - equity interests             5        32,024        19,406        25,237        26,510
                                                             _____         _____         _____         _____


US Dollar amounts have been translated at the closing rate on 30 June 2003
(GBP1.00: $1.6502) solely for information.


Consolidated Cash Flow Statement (unaudited) for the six months ended 30 June 2003

                                                     Unaudited         Unaudited     Unaudited       Audited
                                                        Six months    Six months    Six months          Year
                                                             ended         ended         ended         ended
                                                           30 June       30 June       30 June   31 December
                                                              2003          2003          2002          2002
                                               Notes          $000       GBP000          GBP000       GBP000
                                                             _____         _____         _____         _____

Net cash outflow from operating activities         6      (15,337)       (9,294)       (7,403)      (15,141)


Returns on investments and servicing of
finance
Interest received                                              434           263           339           619
Interest element of finance lease rental                       (3)           (2)           (2)           (4)
payments
                                                             _____         _____         _____         _____
Net cash inflow from returns on                                431           261           337           615
investments and servicing of finance


Taxation                                           4             -             -             -         2,292


Capital expenditure and financial
investment
Purchase of intangible and tangible fixed                  (1,482)         (898)         (230)         (649)
assets
                                                             _____         _____         _____         _____
Net cash outflow from capital expenditure                  (1,482)         (898)         (230)         (649)
and financial investment

Management of liquid resources
Decrease/(increase) in short-term deposits                  11,652         7,061           740       (3,288)

                                                             _____         _____         _____         _____

Net cash outflow before financing                          (4,736)       (2,870)       (6,556)      (16,171)

Financing
Issue of ordinary share capital                              1,122           680             4        10,958
Expenses on issue of shares                                   (16)          (10)             -       (1,117)
Capital element of finance lease rental                        (5)           (3)           (2)          (11)
payments
                                                             _____         _____         _____         _____
Net cash inflow from financing                               1,101           667             2         9,830

                                                             _____         _____         _____         _____

Decrease in cash during the period                         (3,635)       (2,203)       (6,554)       (6,341)

                                                             _____         _____         _____         _____


US Dollar amounts have been translated at the closing rate on 30 June 2003
(GBP1.00: $1.6502) solely for information.

Reconciliation of Net Cash Flow to Movement in Net Funds (unaudited) for the six months ended 30 June 2003

                                                       Unaudited     Unaudited   Unaudited           Audited
                                                      Six months    Six months    Six months            Year
                                                           ended         ended         ended           ended
                                                         30 June       30 June       30 June     31 December
                                                            2003          2003          2002            2002

                                                            $000        GBP000        GBP000          GBP000
                                                          ______        ______        ______
                                                                                                      ______

Decrease in cash during the period                       (3,635)       (2,203)       (6,554)         (6,341)
Capital element of finance lease payments                      5             3             2              11
Change in liquid resources                              (11,652)       (7,061)         (740)           3,288

                                                          ______        ______        ______          ______
Change in net funds resulting from cash flows           (15,282)       (9,261)       (7,292)         (3,042)

Movement in value of current asset investments               207           126       (1,637)         (1,730)

                                                          ______        ______        ______          ______
Change in net funds                                     (15,075)       (9,135)       (8,929)         (4,772)

Net funds at 1 January                                    31,707        19,214        23,986          23,986

                                                          ______        ______        ______          ______
                                                          16,632        10,079        15,057          19,214

Net funds at 30 June / 31 December                        ______        ______        ______          ______


US Dollar amounts have been translated at the closing rate on 30 June 2003 (GBP1.00: $1.6502) solely for information.


Notes to the Interim Statement


1          Basis of preparation


These unaudited interim statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2002 Annual Report and Accounts. The 2002 Annual Report and Accounts received an unqualified auditor's report and have been delivered to the Registrar of Companies.


There have been no changes to the Group's accounting policies in 2003.


The interim financial information has been prepared on a going concern basis. This assumes that the Acquisition of KS Biomedix proceeds or, if not, that additional funds are raised through either equity financing or licencing of our development programmes. In the event that additional funds are not secured, the company would immediately seek to further reduce its overheads and development expenditure on its drug candidates and would seek to licence rights to some of its drug candidates and technologies at an earlier stage than currently intended.


2          Exceptional reorganisation costs


Following the announcement of the cessation of Phase III trials of tariquidar, the Group has undertaken a cost saving reorganisation, which included a headcount reduction and project prioritisation.


Included in administrative expenses, within exceptional reorganisation costs, is GBP2,036,000 (6 months to 30 June 2002: GBPnil, year to 31 December 2002:
GBP556,000) in respect of severance payments and a vacant leasehold provision. As a result of the above reorganisation, surplus facilities have become available at the main Cambridge site. The Group is currently in confidential negotiations to sublet or surrender the remaining 20 year lease on this property. The charge made reflects a vacant leasehold provision which has been calculated based upon management's expectations of future subletting opportunities and surrender payments, discounted at a rate of 4% per annum.


3          Amounts written back on investments


The GBP126,000 written back on investments reflects the unrealised gain on the Group's holding of 88,668 Cubist Pharmaceuticals Inc, shares following an increase in the listed market price since 31 December 2002.



4          Taxation


The Group has recognised the R&D tax credit in respect of the first half of the year that will be received in 2004. The Group has not recognised any deferred tax assets or liabilities in the period.



5          Reserves and reconciliation of movements in shareholders' funds


                                                                Unaudited         Unaudited           Audited
                                                         Six months ended  Six months ended        Year ended
                                                                  30 June           30 June       31 December
                                                                     2003              2002              2002

                                                                   GBP000            GBP000            GBP000
                                                                    _____             _____             _____


At start of period                                                 26,510            29,836           29,836


Allotments of shares in the period                                      -                 4                4

Issue of shares in respect of rights issue                              -                 -           10,954

Issue of shares in respect of placing                                 680                 -                -

Expenses on issue of shares                                          (10)                 -          (1,117)

Credit for share options and deferred bonus share                      51                21               36
awards

Loss for the period                                               (7,823)           (4,623)         (13,202)

Exchange movement                                                     (2)               (1)              (1)

                                                                    _____             _____            _____

At end of period                                                   19,406            25,237           26,510

                                                                    _____             _____            _____


6          Reconciliation of operating loss to net cash outflow from operating activities

                                                                  Unaudited        Unaudited          Audited
                                                                 Six months       Six months             Year
                                                                      ended            ended            ended
                                                                    30 June          30 June      31 December
                                                                       2003             2002             2002

                                                                     GBP000           GBP000           GBP000
                                                                      _____            _____            _____

Group operating loss                                                (8,407)          (4,229)         (14,278)


Depreciation                                                            638              763            1,478

Amortisation                                                            609              588            1,168

Exceptional impairment of tangible fixed assets                           -                -            3,265

Increase in provision for liabilities and                               906                3                2
charges

(Increase)/decrease in debtors                                        (156)              500              711

(Decrease)/increase in creditors                                    (2,122)          (1,478)              975

Charge for long term incentive scheme                                    42               21               36

Decrease in deferred income                                           (804)          (3,571)          (8,498)

                                                                      _____            _____            _____


Net cash outflow from operating activities                          (9,294)          (7,403)         (15,141)

                                                                      _____            _____            _____


Cashflow in respect of exceptional reorganisation costs was GBP1,001,000 (2002:
nil).



7          Deferred income


Included in Creditors is GBP4,923,000 (30 June 2002: GBP10,654,000, 31 December 2002: GBP5,727,000) in respect of deferred income.


Independent review report to Xenova Group plc


Introduction


We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, the statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.


Directors' responsibilities


The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


The maintenance and integrity of the Xenova Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.


Review work performed


We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.


Review conclusion


On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.


PricewaterhouseCoopers LLP

Chartered Accountants

Uxbridge


14 August 2003










                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 14 August 2003